Exhibit 99.2

THIS FIRST AMENDING AGREEMENT is made with effect as of May 21, 2021

BETWEEN:

ATS AUTOMATION TOOLING SYSTEMS INC.

and

AUTOMATION TOOLING SYSTEMS ENTERPRISES, INC.

As Borrowers

and

THE SUBSIDIARIES OF ATS AUTOMATION TOOLING SYSTEMS INC.

FROM TIME TO TIME PARTY TO THIS AGREEMENT

As Guarantors

and

THE LENDERS FROM TIME TO TIME

PARTY TO THIS AGREEMENT

As Lenders

and

THE BANK OF NOVA SCOTIA

In its capacity as Administrative Agent

and

TD SECURITIES

In its capacity as Syndication Agent

and

THE BANK OF NOVA SCOTIA AND TD SECURITIES

In their capacity as Co-Lead Arrangers and Bookrunners

RECITALS:

A.	The parties to this agreement, among others, are also parties to a fifth amended and restated credit agreement dated as of July 29, 2020 (the “Existing Credit Agreement”).

B.	The parties are entering into this agreement pursuant to Section 10.2 of the Existing Credit Agreement to amend certain terms of the Existing Credit Agreement.

First Amendment

THEREFORE, for value received, and intending to be legally bound by this Amendment, the parties agree as follows:

1.	INTERPRETATION

1.1	The recitals to this Amendment are true and correct and form an integral part hereof.

1.2	In this Amendment, unless otherwise defined herein, or unless the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Existing Credit Agreement.

1.3

All references herein to Sections of or Schedules to an agreement other than this first amending agreement are to Sections of and Schedules to the Existing Credit Agreement, unless otherwise expressly stated.

1.4	Clause headings are for reference only.

2.	AMENDMENTS TO EXISTING CREDIT AGREEMENT

2.1

Subject to the terms and conditions contained in this Amendment, the Existing Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Amendment and to incorporate the provisions of this Amendment into the Existing Credit Agreement.

2.2	Section 2.7.1 of the Existing Credit Agreement is hereby deleted and replaced with the following:

“2.7.1

Interest rates on Prime Rate Advances, Base Rate Advances and LIBOR Advances and the rates for calculation of Bankers’ Acceptance Fees. L/C Fees and the standby fee under the Credit shall be determined and adjusted based on the Total Net Funded Debt to EBITDA Ratio as follows:

[Table setting out Total Net Funded Debt to EBITDA Ratio and basis points used in calculations of interest rates redacted]

First Amendment

3.	REPRESENTATIONS OF OBLIGORS

3.1	Each Obligor:

(a)

acknowledges that this Amendment is a Loan Document and the representations and warranties made in Section 6.1 of the Existing Credit Agreement, except those expressly stated to be made as of a specific date, are true and correct in all material respects on and as of the date of this Amendment with the same force and effect as if the representations and warranties had been made on and as of the date of this Amendment;

(b)	represents that as of the date hereof, no Event of Default or Default has occurred and is continuing and no Event of Default or Default will result from entering this Amendment; and

(c)	represents that there are no consents or other agreements required from third parties to avoid this Amendment causing a breach or default under any other Contract to which the Obligor is a party.

4.	CONDITIONS PRECEDENT

4.1	This Amendment shall be effective upon the Agent having received, in form and substance satisfactory to the Agent, this Amendment duly executed by the Obligors and the Agent.

4.2

The conditions stated in Section 4.1 of this Amendment are inserted for the sole benefit of the Agent on behalf of the Lenders and may be waived by the Agent in writing, with the approval of the Lenders, in whole or in part, with or without terms or conditions.

5.	RATIFICATION, CONFIRMATION AND NO NOVATION

5.1

The Existing Credit Agreement, as amended by this Amendment, remains in full force and effect and is hereby ratified and confirmed. This Amendment amends the provisions of the Existing Credit Agreement and shall not be considered a novation thereof. This Amendment will not discharge or constitute a novation of any debt, obligation, covenant or agreement contained in the Existing Credit Agreement or in any other Loan Documents. Without in any way limiting the terms of the Existing Credit Agreement or the other Loan Documents, each Obligor confirms that the existing Security shall continue to secure all of the Obligations and the Other Secured Obligations, including but not limited to those arising as a result of this Amendment.

First Amendment

6.	COUNTERPARTS AND FACSIMILE

6.1

This Amendment may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. The delivery by telecopier or pdf document of a facsimile copy of an executed counterpart of this Amendment shall be deemed to be valid execution and delivery of this Amendment, but the party delivering a facsimile copy shall deliver an original copy of this Amendment as soon as possible after delivering the facsimile copy.

[Signature Pages Follow)

First Amendment

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

ATS Automation Tooling Systems Inc.

[Address redacted]

Attention:	Vice President, Treasurer

Fax No.:	[Fax number redacted]

ATS AUTOMATION TOOLING
SYSTEMS INC.

Per:	[Signature redacted]

	Name:	[Signatory redacted]

	Title:	[Title redacted]

Per:	[Signature redacted]

	Name:	[Signatory redacted]

	Title:	[Title redacted]

We have the authority to bind the Corporation

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

Address for Notice		AUTOMATION TOOLING SYSTEMS
ENTERPRISES, INC.
Automation Tooling Systems Enterprises, Inc.
		By:	[Signature redacted]
[Address redacted]
Name: [Signatory redacted]

Title: [Title redacted]

Attention:	Treasurer

Fax No.:	[Fax number redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

ATS OHIO, INC.

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

ATS AUTOMATION TOOLING
SYSTEMS GMBH

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

ATS ASSEMBLY AND TEST, INC.

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

ATS AUTOMATION LLC

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

IWK VERPACKUNGSTECHNIK
GMBH

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

I have the authority to bind the Corporation

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

ASSEMBLY & TEST - EUROPE
GMBH

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

PROCESS AUTOMATION SOLUTIONS GMBH

Per:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

I/We have the authority to bind the Corporation

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

PROCESS AUTOMATION SOLUTIONS, INC.

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

AUTOMATION TOOLING SYSTEMS ENTERPRISES GMBH

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

OLIMON HUNGARY KFT.

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

AUTOMATION TOOLING SYSTEMS ENTERPRISES ENGLAND LIMITED

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

ATS AUTOMATION GLOBAL SERVICES USA, INC.

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

PA SOLUTIONS, INC.

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment	[Initials redacted]

Address for Notice

The Bank of Nova Scotia

Global Banking and Markets – Global Loan Syndications Canada

[Address redacted]

Attention:	Managing Director
Fax No.:	[Fax number redacted]
Email:	[Email redacted]

THE BANK OF NOVA SCOTIA, as Agent for and on behalf of the Lenders

Per:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

Per:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

We have the authority to bind the Bank

[signature page for the First Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

First Amendment